UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement: Revision to Offering Page
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
✓   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Spinster Sisters, Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    August 14, 2019

Physical Address of Issuer:

301 Commercial Road, Suite G, Golden, CO 80401

Website of Issuer:

https://spinstersistersco.com/

Current Number of Employees:

16

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$397,291	$280,222
Cash & Cash Equivalents	$49,995	$42,180
Accounts Receivable	$62,118	$21,839
Short-term Debt	$155,004	$212,155
Long-term Debt	$926,107	$471,743
Revenues/Sales	$1,194,979	$1,315,279
Cost of Goods Sold	$634,356	$661,527
Taxes Paid	$41,415	$0
Net Income	$(421,885)	$(191,274)


April 28, 2022

FORM C-AR

Spinster Sisters, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Spinster Sisters, Inc. ("**Spinster Sisters**", the "**Company**," "**we**," "**us**", or "**our**"), for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**").

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actions or results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


The date of this Form C-AR is April 28, 2022.


TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Spinster Sisters, Inc. is a natural soap and skincare product manufacturer, originally incorporated in Colorado as a corporation on July 1, 2012, and subsequently converted to a Delaware corporation on August 14, 2019.

The Company is located at 301 Commercial Road, Suite G, Golden, CO 80401.

The Company's website is https://spinstersistersco.com/.

The Company conducts business in Colorado and sells products through the internet throughout the United States.

RISK FACTORS

We urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other

2

events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Kelly Perkins, our Founder and President. The Company has or intends to enter into employment agreements with Kelly Perkins, however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Kelly Perkins, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Skincare product development is a lengthy, expensive process and the successful development of our product candidates is highly uncertain. We may experience additional costs, delays, or be unable to complete the development and commercialization of any product candidates, which could have a material adverse impact on our business and results of operations.

In order to market a new product candidate we must demonstrate proof of safety and purity through extensive testing. Such testing is expensive, difficult to design and implement, can take significant time to complete, and its outcome is highly uncertain. We cannot guarantee that any testing will be conducted as planned or completed on schedule. A product candidate can fail at any stage of testing. Testing may not result in data that supports intended claims for our product candidates. Successful completion of testing is a prerequisite to commercialization of our product candidates. We may experience delays in completing our product candidate testing. We may experience unforeseen events that may delay or prevent successful or timely completion of development and commercialization of our product candidates. Any delays in our product development programs may harm our business, financial condition and prospects significantly, which could impair our ability to fund our operations or obtain financing on acceptable terms, or at all.

Product candidates may fail to reach the market for several reasons. Successful development of our product candidates is highly uncertain and is dependent on numerous factors. Many of these factors are beyond our control. If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our product candidates, which would materially harm our business, financial condition, and results of operations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

BUSINESS

Description of the Business

The Company makes natural skin care products that are good for you, and good for our planet. We use clean, safe, and effective ingredients. More than effective, every product smells great. We use recyclable materials in our packaging whenever possible and tell it to you straight - no greenwashing. Branding and packaging are vintage-inspired, modern, and edgy. We do it all from our wind-powered microsoapery in Golden, Colorado, because we truly do care about the future of this planet and everyone on it.

Business Plan

Spinster Sisters Co. began with a flagship boutique store in Golden, CO in 2014, and now our products are easy to find with distribution across 2K stores nationwide including specialty channel partners in natural and conventional grocery stores. We also sell "direct to consumer" (DTC) online at spinstersistersco.com, as well as on Amazon.

The Company's Products and/or Services

Product / Service	Description	Current Market
Liquid Soap	Our Liquid Soap is gentle, soothing, and incredibly cleansing. Made with ingredients like babassu seed oil, which is non-greasy and easily absorbed, and apricot kernel oil, which is gentle enough to use on sensitive skin, our Liquid Soap is hard to beat. It will keep you clean, moisturized, and give your skin a healthy glow. You can use it as a hand soap, bath soap, or body gel.	Direct to consumer, business to business
Bar Soap	Our signature Bar Soap has changed very little from our first batch, even though we now produce tens of thousands of bars yearly. Every bar of soap is made with care at our wind-powered microsoapery in Golden, Colorado. The luxurious ingredients we use provide our bar soap with a rich lather that is gloriously moisturizing for your skin. Available with or without the box!	Direct to consumer, business to business
Face Cleanser	Begin and end each day with our sulfate free liquid Face Cleanser. The gently sudsing natural face wash is perfect for all skin types. We enrich our formula with natural and moisturizing ingredients like babassu seed oil, aloe vera, and pomegranate extract to create a cleanser that is far more than just soap. Our signature scent features a captivating blend of sweet and herbal essential oils to delight your nose.	Direct to consumer, business to business
Bath Bombs	Fun and fizzy Bath Butta' Bombs add excitement to any bath! We make them from scratch with natural ingredients including epsom salt, kaolin clay, and mineral or plant-	Direct to consumer, business to business

	derived colorants. The best part is the dollop of fair-trade shea and cocoa butter, a blend that is incredibly moisturizing and soothing. You'll leave your bath feeling like a new person. Sustainably packaged in biodegradable shrink wrap. Also available with CBD.	
Shower Steamers	A shower steamer is like a bath bomb for your shower! When water and steam interact with the tablets, a fizzy reaction occurs to release the essential oils that we mix into each batch. Clouds of steam filled with your favorite aromatherapeutic scents will surround you in decadent bliss. Sustainably packaged in biodegradable shrink-wrap.	Direct to consumer, business to business
Botanical Salt Soaks	Revive and rejuvenate the senses with this colorful, fragrant soak that combines flowery botanicals, Himalayan salt, and Epsom salt with fine essential oils to create an intoxicating blend for the bath. Each of our three blends features real dried flower petals and blossoms that are eye-catching in the bottle and luxuriously decadent in the tub.	Direct to consumer, business to business

Competition

Our key competitors are Pacha Soap and Mad Hippie. We believe our competitive advantages are that we are a WBENC Women-Owned business, our design-forward on-trend packaging, and clean ingredients.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

We sell our products both direct to consumer and business to business. Based on our most recent customer survey, our ideal target demographic is a white female, aged 49, with at least one child, earning $162,500 annually. Gender out of 261 respondents: 242 Female, 18 Male, 1 Non-conforming (92.7% Female). Age range: 23.1% 35-44, 20.8% 45-54, 20.0% 55-64, 17.7% 25-34, 14.2% 64-74. The median age in the top three ranges with the highest percentage response is 49.5 years old. Ethnicity: 91.5% of respondents identify themselves as White. Children: Over half (57.7%) of the respondents indicated they have children. Income: $100,000 to $149,999 26.5%, $150,000 to $399,000 24.2%, $75,000 to $99,999 17.7%. Over half of the respondents (50.7%) reported annual income between $100K and $400K. 68.4% reported annual income between $75K and $400K (the top three percentage responses). The medium income in this range is $162,500.

Supply Chain

Sustainable ingredients: Spinster Sisters creates products that are phosphate-, sulfate-, phthalate-, and paraben-free. While it's important to us what those ingredients are, just as crucial is that they are obtained in a sustainable and ethical way. Our palm oil is sourced in Colombia/Ecuador and is Rainforest Alliance Certified. Our Shea butter comes fair-trade from Ghana. We source through fair trade whenever possible.

Recyclable packaging: We do everything possible to minimize our impact on the planet. Spinster Sisters uses recyclable packaging for each of our products, avoids packaging in plastic whenever possible, and when unavoidable, makes responsible choices about the plastics we use, incorporating PCR, and sugarcane plastics. Additionally, we use soy-based inks to reduce our ecological footprint.

Supplier selection and relationships: Spinster Sisters makes every effort to work with suppliers that share a code of conduct that aligns with its mission to do good for people and the planet. The company makes available its supplier code of conduct and has achieved agreement with many of its vendors to live up to standards of fair practice and integrity. Open communication and transparency are important to these relationships. The company also sources locally when possible, not just to reduce its carbon footprint from transportation of goods, but to support the local community. We have very high-quality standards on ingredients and are mindful about their availability and suppliers' ability to scale.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
5240925	SPINSTER SISTERS	Service Mark	12/6/2016	7/11/2017	USA
5112599	SPINSTER SISTERS	Trademark	3/22/2016	1/3/2017	USA
4253274	SPINSTER SISTERS CO ALL NATURAL HANDCRAFTED	Trademark	4/2/2012	12/4/2012	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Kelly Perkins	Founder, President and CEO	Spinster Sisters Co.; Founder, President and CEO; April 2012 to Present	University of Colorado (1985-2000) Parks Junior College (A.A., Travel & Tourism, 1987)
Craig Perkins	CTO	Spinster Sisters Co.; CTO; April 2012 to Present National Renewable Energy Laboratory; Senior Scientist; October 2000 to Present	University of Illinois, Chicago (Ph.D. Physical & Analytical Chemistry, 1998) University of Florida (B.S. Chemistry, 1990)
Ellen Sample	General Manager	Spinster Sisters Co.; General Manager; September 2018 to Present Travel and Transport; Director of Operations; October 2006 to September 2018	Michigan State University (1985-1987)
Aaron Faust	Director, Business Development	Spinster Sisters Co.; Director, Business Development; October 2019 to Present Bricolage Consulting; Principal Consultant; October 2014 to Present Picaflor Live Culture; National Sales Director; November 2016 to October 2019	Bard College (M.S. Environmental Policy, 2007) Lycoming College (B.A. Political Science & History, 2004)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 16 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 12,000,000 shares of common stock, par value $0.001 per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 1,000,000 shares of Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	1,000,000
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's Board of Directors may decide at some point in the future to issue additional Common Stock, which may dilute the value of the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	96.35%*

* Assuming conversion of the convertible promissory note and Crowd SAFEs described below.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Convertible Promissory Note
Face Value	$75,000
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	Discount: 20%, Repayment Multiple Upon Exit: 1.3X, Maturity Conversion Valuation: $10,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Convertible Promissory Note may convert to shares of the Company's Common Stock in the future, which may dilute the value of the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.75%*

* Assuming conversion at the maturity conversion valuation of $10,000,000.

Type	Crowd SAFE (Simple Agreement for Future Equity)
Face Value	$159,731
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	Discount: 20%, Valuation Cap: $5,500,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Crowd SAFEs may convert to shares of the Company's Common Stock in the future, which may dilute the value of the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.90%*

* Assuming conversion at the valuation cap of $5,500,000.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	SBA Business Loan
Amount Outstanding	$246,919.42
Interest Rate and Amortization Schedule	6.0%, 120 months
Description of Collateral	UCC Blanket Lien
Other Material Terms	None
Maturity Date	10/16/2028

Type	SBA EIDL Loan
Amount Outstanding	$150,000
Interest Rate and Amortization Schedule	3.75%, 360 months
Description of Collateral	UCC Blanket Lien
Other Material Terms	None
Maturity Date	5/15/2050

Type	Bank of the West Line of Credit
Amount Outstanding	$60,409.03
Interest Rate and Amortization Schedule	4.25%
Description of Collateral	UCC Blanket Lien
Other Material Terms	None
Maturity Date	Revolving

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Kelly Perkins	1,000,000 shares of common stock	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A. The financial statements attached hereto as Exhibit A have been certified by our principal executive and have not been reviewed by an independent public accountant.

Operations

Spinster Sisters, Inc. (the "**Company**") was originally incorporated in Colorado as a corporation on July 1, 2012, and subsequently converted to a Delaware corporation on August 14, 2019, and is headquartered in Golden, Colorado.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

As of April 28, 2022, the Company had an aggregate of $150,000 in cash and cash equivalents, leaving the Company with approximately 3 months of runway.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company.

Material Changes and Other Information

Please see the financial statements attached as Exhibit A for applicable information.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Crowd SAFEs	$159,731	275	Digital marketing, advertising spend, manufacturing equipment, new hires, traditional marketing and trade spend, working capital	9/2/2021	Regulation CF
Convertible Promissory Note	$75,000	75,000	Working Capital	2/27/2020	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: During fiscal year 2019, the Company borrowed money from Kelly Perkins in the amount of $4,985. The loan did not carry an interest rate or a set maturity. The Company repaid the loan during fiscal year 2020.

TAX MATTERS

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C-AR do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C-AR or which will be made available upon request.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Kelly Perkins
_____
(Signature)

Kelly Perkins
_____
(Name)

President and CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Kelly Perkins
_____
(Signature)

Kelly Perkins
_____
(Name)

Director
_____
(Title)

April 28, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

I, Kelly Perkins, certify that the financial statements of Spinster Sisters, Inc. included in this Form C-AR are true and complete in all material respects.

/s/ Kelly Perkins

———————————————————

(Signature)

Kelly Perkins

———————————————————

(Name)

President and CEO

———————————————————

(Title)

Spinster Sisters Inc - OLD

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10100 Cash	0.00
10110 Amalgamated Checking 0897	37,586.03
10120 Chase Checking	0.00
Total 10100 Cash	**37,586.03**
10200 Cash (Holding)	14,495.19
10250 Shopify Clearing	0.00
10282 Bill.com Money Out Clearing	-2,086.50
Total 10200 Cash (Holding)	**12,408.69**
Total Bank Accounts	**$49,994.72**
Accounts Receivable	
11100 Accounts Receivable	62,118.46
Total Accounts Receivable	**$62,118.46**
Other Current Assets	
12100 Inventory	242,101.31
12110 Finished Goods	0.00
12120 Goods Invoiced Not Received	0.00
12130 Goods Received Not Invoiced	0.00
12140 Raw Materials	-6,693.00
12150 Resale Items	0.00
Total 12100 Inventory	**235,408.31**
12210 Undeposited Funds	0.00
12310 Prepaid Expenses	-5,260.00
Payroll Refunds	0.00
Uncategorized Asset	0.00
Total Other Current Assets	**$230,148.31**
Total Current Assets	**$342,261.49**

Spinster Sisters Inc - OLD

Balance Sheet
As of December 31, 2021

	TOTAL
Fixed Assets	
13110 Fixed Asset - Furniture & Fixtures	8,087.90
13120 Fixed Asset - Leasehold Improvements	4,120.31
13130 Fixed Asset - Machinery & Equipment	61,591.46
13131 Bath Bomb Press	4,761.55
13132 Manufacturing Equipment	12,219.28
Total 13130 Fixed Asset - Machinery & Equipment	**78,572.29**
13140 Fixed Asset - Office Equipment	4,266.93
13150 Fixed Asset - Vehicles	803.47
13510 Accumulated Depreciation	-79,407.02
Total Fixed Assets	**$16,443.88**
Other Assets	
13520 Accumulated Amortization	-10,400.00
14100 Security Deposits	14,627.27
15100 Loan Fees	34,358.50
Total Other Assets	**$38,585.77**
TOTAL ASSETS	**$397,291.14**

Spinster Sisters Inc - OLD

Balance Sheet
As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
21110 Accounts Payable	35,416.64
Accounts Payable (A/P) - CAD	0.00
Total Accounts Payable	**$35,416.64**
Credit Cards	
22110 AmEx 32002	19,437.62
22111 Paypal Account	86.86
23040 Gift Card Liability	1,617.91
Total Credit Cards	**$21,142.39**
Other Current Liabilities	
23030 Deferred Income	0.00
23050 Sales Tax Payable	6.51
23052 Arizona Tax	0.00
23053 Colorado Tax	3,701.25
23054 Colorado Tax Payable	1,120.14
23055 Colorado, Arvada Payable	94.93
23056 Florida Tax	0.00
23057 Iowa Tax	0.00
23058 Kentucky Tax	0.00
23059 Nebraska Tax	0.00
23060 New Mexico Tax	0.00
23061 Out Of Scope Agency Payable	81.44
23062 Texas Tax	10.32
23063 Wisconsin Tax	0.00
23330 Wyoming Tax	0.00
Total 23050 Sales Tax Payable	**5,014.59**
23300 Payroll Liabilities	0.00
23310 CO Income Tax	1,982.00
23320 CO Unemployment Tax	648.53
23340 Health Insurance	2,217.59
23350 401K	1,893.53
CT Income Tax	395.57
CT Paid Family and Medical Leave	0.00
CT Unemployment Tax	317.26
Federal Taxes (941/944)	5,370.54
Federal Unemployment (940)	102.41
NV Unemployment Tax	388.61

Spinster Sisters Inc - OLD

Balance Sheet
As of December 31, 2021

	TOTAL
Total 23300 Payroll Liabilities	**13,316.04**
23400 PayPal Loan	
23410 PayPal Loan #1	0.00
23420 PayPal Loan #2	22,231.09
23430 PayPal Loan #3	15,609.05
Total 23400 PayPal Loan	**37,840.14**
23510 Bank of the West - LOC	62,163.74
23610 Shareholder Loan	-19,889.21
Direct Deposit Payable	0.00
Nissan Loan Payable	0.00
Other Current Liabilities	0.00
Total Other Current Liabilities	**$98,445.30**
Total Current Liabilities	**$155,004.33**
Long-Term Liabilities	
23620 1st Home Bank SBA Loan *7008	235,024.65
23630 Convertible Note	75,000.00
23640 EIDL Loan	500,000.00
23650 EIDL Loan Advancement	0.00
23660 Kickfurther Loan	88,890.00
23670 PPP Loan	0.00
23680 Shopify Capital	27,192.12
Total Long-Term Liabilities	**$926,106.77**
Total Liabilities	**$1,081,111.10**
Equity	
30210 Ellen Capital	0.00
30220 Kelly Perkins, Capital	175,759.23
30300 Republic Crown Funding	152,415.19
31000 Retained Earnings	-590,109.02
31100 Opening Balance Equity	0.00
Net Income	-421,885.36
Total Equity	**$ -683,819.96**
TOTAL LIABILITIES AND EQUITY	**$397,291.14**

Spinster Sisters Inc - OLD

Profit and Loss
January - December 2021

	TOTAL
Income	
40100 Sales of Product Income	1,260,361.24
40130 Services	0.00
40140 Shipping Income	18,400.21
40220 Discounts	-74,910.36
40250 Returns & Allowances	-9,614.11
40300 Credit Card Rewards Program	742.10
Total Income	**$1,194,979.08**
Cost of Goods Sold	
51000 Products and Materials	292,288.95
51020 Commissions	21,012.58
51025 Packing & Shipping Supplies	141,818.05
51040 Consumables	18,212.53
51060 Chargebacks/MCBs	16,982.97
51070 Distributor Marketing	225.00
51080 Waste	2,392.08
51090 Processing Fees	500.00
51095 Inventory Shrinkage	-21,125.14
52000 Cost of Labor	8,244.21
52010 Contractors - Production/Manufacturing	3,307.70
52020 Employee Benefits - Production/Manufacturing	6,757.41
52030 Wages - Production/Manufacturing	130,814.69
52040 Payroll Taxes - Production/Manufacturing	10,249.10
Total 52000 Cost of Labor	**159,373.11**
Cost of Goods Sold	2,675.98
Total Cost of Goods Sold	**$634,356.11**
GROSS PROFIT	**$560,622.97**
Expenses	
71110 Bank Fees	2,456.74
71120 Merchant Processing Fees	4,311.10
71140 QuickBooks Payments Fees	0.00
71200 Advertising and. Marketing	119,552.51
71420 Bad Debts	0.00
71430 Charitable Contributions	137.30
71440 Dues and Subscriptions	4,122.20
71450 Insurance	10,468.68
71460 Meals & Entertainment	933.08
71480 Office Expenses	18,142.70
71490 Recruiting & Hiring	1,102.66
71510 Shipping & Postage	7,769.40
71520 Software	28,510.77

Spinster Sisters Inc - OLD

Profit and Loss
January - December 2021

	TOTAL
71530 Taxes & Licenses	8,820.80
71540 Travel	2,897.37
71560 Interest Expense	26,722.88
71620 Warehouse & Fulfillment	1,581.69
71710 Rent	162,628.71
71730 Repairs & Maintenance	3,976.15
71740 Utilities	14,518.22
72010 Accounting & Finance	34,507.34
72020 Legal/Professional	10,502.15
72030 Consulting	56,179.34
75000 Payroll Expenses	6,661.86
75010 Contractors	6,716.57
75020 Health Insurance	15,113.58
75030 Payroll Processing Fee	25,213.05
75040 Reimbursements	57.68
75050 Retirement	20,213.54
75060 Taxes	41,415.11
75070 Wages	361,763.54
Total 75000 Payroll Expenses	**477,154.93**
99999 Ask Kelly	0.00
Total Expenses	**$996,996.72**
NET OPERATING INCOME	**$ -436,373.75**
Other Income	
91000 Other Income	565.58
91100 SBA Debt Forgiveness	11,892.99
91230 Grant Income	2,022.00
Total Other Income	**$14,480.57**
Other Expenses	
Unrealized Gain or Loss	0.00
81000 Exchange Gain or Loss	-7.82
Total Other Expenses	**$ -7.82**
NET OTHER INCOME	**$14,488.39**
NET INCOME	**$ -421,885.36**

Spinster Sisters Inc - OLD

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-421,885.36
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11100 Accounts Receivable	-40,279.21
12100 Inventory	-304,027.21
12110 Inventory:Finished Goods	71,043.05
12120 Inventory:Goods Invoiced Not Received	0.00
12130 Inventory:Goods Received Not Invoiced	0.00
12140 Inventory:Raw Materials	195,596.88
12150 Inventory:Resale Items	0.00
12310 Prepaid Expenses	5,260.00
Payroll Refunds	0.00
21110 Accounts Payable	-13,871.76
Accounts Payable (A/P) - CAD	0.00
22110 AmEx 32002	4,536.16
22111 Paypal Account	86.86
23040 Gift Card Liability	-777.76
23030 Deferred Income	-2,180.99
23050 Sales Tax Payable	-1,484.41
23052 Sales Tax Payable:Arizona Tax	0.00
23053 Sales Tax Payable:Colorado Tax	3,674.28
23054 Sales Tax Payable:Colorado Tax Payable	1,120.14
23055 Sales Tax Payable:Colorado, Arvada Payable	94.93
23056 Sales Tax Payable:Florida Tax	0.00
23057 Sales Tax Payable:Iowa Tax	0.00
23058 Sales Tax Payable:Kentucky Tax	0.00
23059 Sales Tax Payable:Nebraska Tax	0.00
23060 Sales Tax Payable:New Mexico Tax	0.00
23061 Sales Tax Payable:Out Of Scope Agency Payable	80.82
23062 Sales Tax Payable:Texas Tax	10.32
23063 Sales Tax Payable:Wisconsin Tax	0.00
23300 Payroll Liabilities	0.00
23310 Payroll Liabilities:CO Income Tax	1,982.00
23320 Payroll Liabilities:CO Unemployment Tax	648.53
23330 Sales Tax Payable:Wyoming Tax	0.00
23340 Payroll Liabilities:Health Insurance	2,217.59
23350 Payroll Liabilities:401K	1,893.53
23410 PayPal Loan:PayPal Loan #1	0.00
23420 PayPal Loan:PayPal Loan #2	22,231.09
23430 PayPal Loan:PayPal Loan #3	15,609.05
23510 Bank of the West - LOC	-3,245.29
23610 Shareholder Loan	-19,889.21
Direct Deposit Payable	0.00
Nissan Loan Payable	0.00

Spinster Sisters Inc - OLD

Statement of Cash Flows
January - December 2021

	TOTAL
Payroll Liabilities:CT Income Tax	395.57
Payroll Liabilities:CT Paid Family and Medical Leave	0.00
Payroll Liabilities:CT Unemployment Tax	317.26
Payroll Liabilities:Federal Taxes (941/944)	5,370.54
Payroll Liabilities:Federal Unemployment (940)	102.41
Payroll Liabilities:NV Unemployment Tax	388.61
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-53,096.22**
Net cash provided by operating activities	**$ -474,981.58**
INVESTING ACTIVITIES	
13110 Fixed Asset - Furniture & Fixtures	745.80
13130 Fixed Asset - Machinery & Equipment	-533.83
13131 Fixed Asset - Machinery & Equipment:Bath Bomb Press	-1,001.98
13132 Fixed Asset - Machinery & Equipment:Manufacturing Equipment	-9,589.28
13140 Fixed Asset - Office Equipment	-1,033.00
14100 Security Deposits	-1,476.87
Net cash provided by investing activities	**$ -12,889.16**
FINANCING ACTIVITIES	
23620 1st Home Bank SBA Loan *7008	-61,795.85
23640 EIDL Loan	350,000.00
23660 Kickfurther Loan	88,890.00
23680 Shopify Capital	-23,150.78
30220 Kelly Perkins, Capital	-10,673.29
30300 Republic Crown Funding	152,415.19
Net cash provided by financing activities	**$495,685.27**
NET CASH INCREASE FOR PERIOD	**$7,814.53**
Cash at beginning of period	42,180.19
CASH AT END OF PERIOD	**$49,994.72**

Spinster Sisters, Inc.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Spinster Sisters, Inc.
Golden, Colorado

We have reviewed the accompanying financial statements of Spinster Sisters, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 3, 2021
Los Angeles, California

Spinster Sisters, Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	42,180	$	2,242
Accounts receivable, net		21,839		7,744
Prepaids and other current assets		-		24,134
Inventories		198,021		204,841
Total current assets		**262,040**		**238,961**
Other assets		13,150		6,705
Property, plant, and equipment, net		5,032		7,085
Total assets	$	**280,222**	$	**252,752**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	66,586	$	129,056
Accrued taxes		1,519		14,894
Deferred revenue		2,181		-
Merchant advances		50,343		152,272
Line of credit		65,409		-
Current portion of loans		26,118		21,732
Debt issuance costs - current		-		-
Total current liabilities		**212,155**		**317,954**
Loans		420,702		296,821
Debt issuance costs - non-current		(23,959)		(24,810)
Convertible notes		75,000		-
Total liabilities		**683,899**		**589,965**
STOCKHOLDERS EQUITY				
Common Stock		1,000		1,000
Additional paid in capital		185,433		60,622
Retained earnings/(Accumulated Deficit)		(590,109)		(398,835)
Total stockholders' equity		**(403,677)**		**(337,213)**
Total liabilities and stockholders' equity	$	**280,222**	$	**252,752**

See accompanying notes to financial statements.

Spinster Sisters, Inc.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2020**		**2019**
(USD $ in Dollars)				
Net revenue	$	1,315,279	$	883,272
Cost of goods sold		661,527		269,695
Gross profit		653,752		613,577
Operating expenses				
General and administrative		670,110		348,578
Research and development		13,394		-
Sales and marketing		228,352		218,574
Total operating expenses		911,857		567,151
Operating income/(loss)		(258,105)		46,426
Interest expense		35,964		58,733
Other Loss/(Income)		(102,796)		(1,905)
Income/(Loss) before provision for income taxes		(191,274)		(10,403)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	**$**	**(191,274)**	**$**	**(10,403)**

See accompanying notes to financial statements.

SPINSTER SISTERS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional paid in capital		Retained earnings/ (Accumulated Deficit)		Total Shareholders' Equity	
	Shares	Amount						
Balance—December 31, 2018	**1,000,000**	**$ 1,000**	**$**	**(8,829)**	**$**	**(388,433)**	**$**	**(396,262)**
Capital contirbution			-	69,451				69,451
Net income/(loss)						(10,403)		(10,403)
Balance—December 31, 2019	1,000,000	$ 1,000	$	60,622	$	(398,835)		**(337,213)**
Capital contirbution			-	124,810				124,810
Net income/(loss)						(191,274)		(191,274)
Balance—December 31, 2020	**1,000,000**	**$ 1,000**	**$**	**185,433**	**$**	**(590,109)**	**$**	**(403,677)**

See accompanying notes to financial statements.

SPINSTER SISTERS, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(191,274)	$	(10,403)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation expense		36,053		3,913
Amortization expense		9,691		709
SBA loan advances and debt forgiveness		(92,440)		-
Changes in operating assets and liabilities:				
Accounts receivable, net		(14,096)		14,646
Prepaids and other current assets		24,134		(19,149)
Inventories		6,820		(196,185)
Other assets		(6,445)		4,245
Accounts payable		(62,471)		129,056
Accrued taxes		(13,375)		(4,707)
Deferred revenue		2,182		-
Net cash provided/(used) by operating activities		**(301,219)**		**(77,874)**
CASH FLOW FROM INVESTING ACTIVITIES				
Capital expenditures		(34,000)		(3,738)
Net cash provided/(used) by investing activities		**(34,000)**		**(3,738)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contributions		124,810		69,451
Net borrowings/(repayments) on merchant advances		(101,929)		101,636
Borrowings on loans		220,707		(4,356)
Repayments of loans		-		-
Payment of debt issuance costs		(8,840)		(25,519)
Net borrowings/(repayments) on line of credit		65,409		(70,751)
Borrowings on convertible notes		75,000		-
Net cash provided/(used) by financing activities		**375,157**		**70,462**
Change in cash		39,938		(11,150)
Cash—beginning of year		2,242		13,393
Cash—end of year	$	**42,181**	$	**2,242**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	26,273	$	58,024
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Spinster Sisters, Inc. was founded on July 1, 2012 in the state of Colorado. During fiscal year 2019, the Company incorporated in state of Delaware. The financial statements of Spinster Sisters, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Golden, Colorado.

Spinster Sisters, Inc. makes natural skin care products that are good for you, and good for our planet. We use clean, safe, and effective ingredients. More than effective, every product smells great. We also use recyclable materials in our packaging whenever possible and tell it to you straight – no greenwashing. Our branding and packaging are vintage-inspired, modern, and edgy. We operate from our wind-powered Microsoapery in Golden, Colorado, because we have a mission based on sustainability.

Spinster Sisters, Inc. began with a flagship boutique store in Golden in 2014 and now our products are easy to find with distribution across 2K stores nationwide including specialty channel partners in natural and conventional grocery stores. We also sell "direct to consumer" (DTC) online at spinstersistersco.com, as well as on Amazon.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents do not exceeded FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, labor, overhead, and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture and fixtures	5-7 years
Leasehold improvements	Lesser of lease term or 15 years
Machinery & Equipment	5-7 years
Vehicles	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as an S Corp. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has recently commenced operations and is not currently under examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its skincare products.

Cost of sales

Costs of goods sold include the cost of raw materials, cost of labor, and overhead.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $74,431and $52,090, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 3, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   **INVENTORY**

Inventory consists of the following items:

As of December 31,	2020	2019
Raw materials	$ 126,978	$ 131,001
Finished goods	71,043.1 $	73,840
Total inventories	**$ 198,021**	**$ 204,841**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

Prepaids & other current assets:

As of December 31,	2020		2019
Prepaid interest	$ -	$	19,149
Shareholder Loan	-		4,985
Total Prepaids and other current assets	$ -	$	24,134

5.   PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020		2019
Furniture and fixtures	$ 8,834	$	8,834
Leasehold improvements	4,120		4,120
Machinery & Equipment	70,681		36,682
Vehicles	803		803
Property and Equipment, at Cost	84,439		50,439
Accumulated depreciation	(79,407)		(43,354)
Property and Equipment, Net	$ 5,032	$	7,085

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $36,053 and $3,913 respectively.

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 12,000,000 shares of common shares with $0.001 par value. As of December 31, 2020, and December 31, 2019, 1,000,000 shares of common shares have been issued and are outstanding.

7.   DEBT

Loans

During the years presented, the Company has entered into loans. The details of the Company's loans, and the terms are as follows:

					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
1st Home Bank SBA Loan	$ 350,000	6.00%	Fiscal year 2018	2028	$ 30,339	$ -	$ 21,732	$ 275,088	$ 296,821
EDIL Loan	$ 150,000	3.75%	Fiscal year 2020	2050	5,625		4,386	145,614	150,000
Total					$ 35,964	$ -	$ 26,118	$ 420,702	$ 446,821

					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
1st Home Bank SBA Loan	$ 350,000	6.00%	Fiscal year 2018	2028	$58,733	$ -	$ 21,732	$ 296,821	$ 318,553
EDIL Loan	$ 150,000	3.75%	Fiscal year 2020	2050	-	-	-	-	-
Total					$58,733	$ -	$ 21,732	$ 296,821	$ 318,553

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020

2021	$ 26,118
2022	26,118
2023	26,118
2024	26,118
2025	26,118
Thereafter	316,229
Total	**$ 446,821**

Line of Credit

The Company entered into Line of Credit agreement with Bank of West prior to fiscal year 2019. The effective interest rate for fiscal year 2020 and 2019 was 6.10% and 3.79%, respectively. The total outstanding balance as of December 31, 2020 and December 31, 2019 was $65,409 and $66,854, respectively. The entire balance is classified as current.

Merchant Advances

During the years presented, the Company has entered into merchant advances. The details of the Company's merchant advances are as follows:

As of Year Ended December 31,	2020	2019
Shopify Merchant Advance 1	$ 50,343	$ -
Paypal Merchant Advance	-	4,098
Shopify Merchant Advance 2	-	1,032
Shopify Merchant Advance 3	-	42,940
Square Merchant Advance	-	9,554
Chase Quick Capital	-	94,648
Total	**$ 50,343**	**$ 152,272**

Shopify Merchant Advance 1

During fiscal year 2020, the Company entered into a merchant advance agreement with Shopify. As part of the agreement, Shopify advanced to the Company $68,000 in return for repayment of $76,840. The loan bears 13% effective interest rate. The loan is repaid on a daily basis by taking 17% of daily customer receipt collections and remitting them over to Shopify.

Paypal Merchant Advance

During fiscal year 2020, the Company entered into a merchant advance agreement with Paypal. As part of the agreement, Paypal advanced to the Company $11,000 in return for repayment of $13,582. The loan bears 23.5% effective interest rate. The loan is repaid on a daily basis by taking daily customer receipt collections and remitting them over to Paypal. The merchant advance was fully repaid during fiscal year 2020.

Shopify Merchant Advance 2

During fiscal year 2019, the Company entered into a merchant advance agreement with Shopify. As part of the agreement, Shopify advanced to the Company $36,000 in return for repayment of $40,680. The loan bears 13% effective interest rate. The loan is repaid on a daily basis by taking 17% of daily customer receipt collections and remitting them over to Shopify. The merchant advance was fully repaid during fiscal year 2020.

Shopify Merchant Advance 3

During fiscal year 2019, the Company entered into a merchant advance agreement with Shopify. As part of the agreement, Shopify advanced to the Company $38,000 in return for repayment of $42,940. The loan bears 13% effective interest rate. The loan is repaid on a daily basis by taking 17% of daily customer receipt collections and remitting them over to Shopify. The merchant advance was fully repaid during fiscal year 2020.

Square Merchant Advance

During fiscal year 2019, the Company entered into a merchant advance agreement with Square. As part of the agreement, Square advanced to the Company $57,000 in return for repayment of $65,693. The loan bears 15.25% effective interest rate. The loan is repaid on a daily basis by taking 14.75% of daily customer receipt collections and remitting them over to Square. The merchant advance was fully repaid during fiscal year 2020.

Chase Quick Capital

During 2019, the Company entered into an agreement with Chase for their Chase Quick Capital facility. The loan amount is for $110,000 with 24 months maturity term, repaid on a weekly basis. The loan bears 27% effective interest rate. The loan was fully repaid during fiscal year 2020.

Convertible Note

During 2020, the Company entered into $75,000 of convertible notes. The notes carry 5% interest and mature in 24 months. The convertible notes are convertible into common shares at a conversion price defined by the level of qualified financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

8. RELATED PARTY

During fiscal year 2019, the Company borrowed money from Kelly Perkins, the shareholder, in the amount of $4,985. The loans did not carry an interest rate or a set maturity. The Company repaid the loan during fiscal year 2020.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation
2021	$ 34,430
2022	91,930
2023	94,618
2023	-
Thereafter	-
Total future minimum operating lease payments	**$ 220,977**

Rent expense was in the amount of $40,074 and $ 141,910 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through May 3, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating income of $191,274, an operating cash flow loss of $301,219 and liquid assets in cash of $42,181, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.